
03017066

NO ACT
P.E 3.14.03
1-143



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2003

Bartlett Naylor
1255 North Buchanan
Arlington, VA 22205

Act 1934
Section
Rule 14A-8
Public Availability 3/20/2003

Re: General Motors Corporation
Incoming letter dated March 14, 2003

Dear Mr. Naylor:

This is in response to your letter dated March 14, 2003 concerning the shareholder proposal submitted to General Motors by Bartlett Naylor. On March 14, 2003, we issued our response expressing our informal view that General Motors could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

CFLETTERS

From: Bartnaylor@aol.com
Sent: Friday, March 14, 2003 8:55 AM
To: cfletters@sec.gov
Subject: GM shareholder resolution/Naylor

March 14, 2003

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth St, NW
Washington, D.C. 20549

Re: Naylor resolution at GM regarding pension accounting

Dear staff,

1. GM claims that this shareholder resolution deals with
"ordinary
business."
In fact, pension accounting has become recognized as one of the
more
significant financial problems demanding reform.
FINANCIAL MEDIA
In the financial media, this issue commands great attention. The
term
"pension accounting" generates 635,000 "hits" on "Google." One
of the
first
hits is from CFO magazine, including a Jan. 3, 2003 article. "'I
don't
think
companies have come clean yet,' said analyst Robert Friedman of
Standard
&
Poor's, which now evaluates corporate earnings by stripping out
pension
income and other items." (In Reuters, Feb 3, 2003)
Reuters emphasized the importance among issues facing
corporations:
"Forget
war fears, a sagging stock market and a host of other worries.
When it
comes
to pension accounting, many companies just refuse to take off

their
rose-colored glasses." (Feb 3, 2003)
Observed Elizabeth MacDonald of Forbes, "One of the biggest
items
spooking
Wall Street today is pension accounting . . . ."("Pension
Panic,"
Forbes,
Dec. 10, 2002)
When GM itself lowered it's expected return, this generated
headlines:
"General Motors to Lower Pension Fund Return Projections," (
Detroit
Free
Press, Jan. 8, 2003);GM was one of the companies mentioned in
New York
Times
reporter Floyd Norris's appearance on Street Sweep. (Oct. 4,
2002) . He
said,
"GM has a huge pension plan problem. And they've made it look
better in
the
past by using very aggressive assumptions." GM's pension
accounting
problems
are also mentioned in the LA Business Journal (Evans, David,
"Accounting

Rules Keeping Pension Fund Losses Hidden," Los Angeles Business
Journal,
Jan.
6, 2003); the Boston Globe (Kirchhoff, Sue, "Pension Squeeze;
Shortfalls
in
Plans Threaten Companies' Earnings; Market Fall, Lax Accounting
Cited in

Pension Plan Shortfalls," Boston Globe, Oct. 27, 2002)
GM's pension fund issues are extraordinary. As noted by the New
York
Times,
"Many companies are also considering ways to reduce their
pension
obligations
to workers, possibly undermining benefits for millions. The
biggest

pension
shortfall belongs to General Motors. (New York Times, Jan 13, 2003.)

WALL STREET, FINANCIAL ORGANIZATION ANALYSTS

Wall Street analysts commonly address the problem

UBS Warburg: "Over the past three years, most companies have allowed
their
pension fund losses to grow—out of the sight of balance sheets and
investors—without addressing the problem, says David Bianco, who headed
research into the issue for UBS Warburg."

Center for Financial Research & Analysis: "The pension fund time bomb is

coming as a shock to many investors because accounting rules have
allowed the
liabilities to remain virtually incomprehensible in the footnotes of
financial statements, says Howard Schilit, an accountant and president
of the
Center for Financial Research & Analysis. 'There should be better
disclosure,' Schilit said. 'Even our clients, who are sophisticated
investors, don't completely understand.'"
(both from: Evans, David, "Accounting Rules Keeping Pension Fund Losses
Hidden," Los Angeles Business Journal, Jan. 6, 2003)

S&P: "David M. Blitzer, an S&P managing director, says GAAP hides from
investors the true risk and cost to companies of their pension plans.
That's
becoming crystal clear as more companies 'fess up that they need to pump
cash
into the plans to make up for stock market losses." (Henry, David,
"S&P's
'Core Earnings' Figure Shows How Low Profits May Be," Business Week,
Nov. 4,

2002)
Lehman Brothers: Robert Willens is quoted: "Maybe [companies' expectations]
ought to come down to 7 percent or 6 percent, but still even that seems
high.
For that reason, people feel pension fund accounting is singularly
unrealistic and subject to great manipulation." ("Underfunded Pensions
Upset
Earnings; Billions Diverted to Cover Shortfalls," Chicago Tribune, Oct.
19,
2002)
International Accounting Standards Board: "'It's a coming flash point in

accounting,' Thomas E. Jones, the vice chairman of the International
Accounting Standards Board and a retired executive vice president of
Citicorp, said this week. 'We're kidding ourselves' by reporting results

under the American rule, he added."(Norris, Floyd, "The Fiction of
Pension
Accounting," The New York Times, Dec. 7, 2001)
Other analysts have written extensively on the need for pension accounting
transparancy, including:
* Jack Cielielski, a former Legg Mason mutual fund executive who publishes
"The Analysts Accounting Observer" ...
* Jane Adams, accounting expert at Credit Suisse First Boston,
*Analysts at Merrill Lynch. ("Making Sense of Pensions, August 2001)
* Janet Pegg, Bear Stearns accounting analyst
* Simon Flannery, Jeffrey Camp, Morgan Stanley Dean Witter

POLICY MAKERS

The Financial Accounting Standards Board is soliciting discussions about

pension accounting. This includes meetings with institutional

investors
and
other users of financial statements. (Danielle DiMartino,
"Standards
Board
may Tackle Issue of Pension Accounting," Dallas Morning News,
Feb. 19,
2003.
)
Congress generally leaves to the SEC and self-regulatory
organizations
the
business of detailing accounting rules. Nevertheless, the Enron
and
WorldCom
bankruptcies prompted numerous hearings and calls by leading
lawmakers
to
strengthen the safeguards, including reporting requirements, to
protect
the
integrity of pension funds. Such moves necessarily impact the
obligations of
those pension plans and their relation to shareholders
evaluation of
company
worth.
Accordingly, the phrase "Congress pension accounting rules"
generates
46,500
"hits" on "Google."
Sen.Sarbanes led a series of hearings.
In addition, companies are now lobbying Congress for specific
changes
affecting pension fund accounting. Explained the New York Times
"Allowing
companies to use a higher interest rate in calculating lump-sum
distributions
would also save companies money but would reduce the amounts
paid out to

employees. (New York Times, Jan. 13, 2003)

2. GM further states that this proposal addresses tasks that
cannot, as
a
practical matter, be subject to shareholder oversight.

Oversight involves control or management. It is the intention of this
resolution only to urge the board to disclose what I believe are key
assumptions and figures. The resolution does NOT urge that the board
change
any of these assumptions or adopt any news standard.

Your consideration is appreciated, and I remain,

Sincerely

Bartlett Naylor
1255 N. Buchanana
Arlington, Va.
703.786.7286